EXHIBIT 99.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Enterra Energy Corp.,
as Administrators of Enterra Energy Trust
We consent to the use through incorporation by reference in the registration statements on Form S-8 (No. 333-120996) and Form F-3 (No. 333-113609 and 333-115318), of our report dated March 31, 2005, except for notes 3(d), 10, 17, 18 and 19 which are as of October 24, 2005, with respect to the amended consolidated balance sheet of Enterra Energy Trust as of December 31, 2004, and the related amended consolidated statements of earnings and accumulated earnings and cash flows for the year then ended, which report appears in the Amended No. 1 to the Annual Report on Form 20-F of Enterra Energy Trust for the fiscal year ended December 31, 2004.
(Signed) “KPMG LLP”
Chartered Accountants
Calgary, Canada
November 7, 2005